

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 1, 2009

Via U.S. Mail and Fax (713.570.3150)
Mr. Jay A. Brown
Senior Vice President, Chief Financial Officer
 and Treasurer
Crown Castle International Corp.
1220 Augusta Drive
Suite 500
Houston, TX 77057

> RE: **Crown Castle International Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **File No. 001-16441**

Dear Mr. Brown:

        We have reviewed your supplemental response letter dated May 21, 2009 as well as the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies, page 49

Intangible Assets, page 51

1.   We note your response to comment one. It appears that value attributable to customer relationships acquired in the Global Signal acquisition was not recognized as an asset separate from the customer contract asset. Please explain why these assets were not separately valued at the time of your acquisition, particularly considering the potential difference in the life of a contract and that of a customer relationship.

2.   It is unclear to us why the Global Signal merger resulted in a significant amount of goodwill in relation to the value assigned to the customer contracts. In this regard, describe in more detail your valuation methodology and significant assumptions used to determine the value of the customer contracts intangible asset.

3.   Please clarify for us whether the pooled groups used when analyzing your customer contracts for impairment are the same as the pools used in the valuation of the customer contracts acquired from Global Signal.

4.   Indentify for us all other assets and liabilities that you include within the pools used for the purpose of recognition and measurement of impairment loss. Refer to paragraph 10 of SFAS 144. Also, identify for us the asset that you consider to be the primary asset of the asset group for purposes of testing impairment. Refer to paragraph 18 of SFAS 144.

5.   We are considering your response to comment two. In light of your explanation given in response to this comment, please explain to us why you do not consider each tower to be the lowest level for which identifiable cash flows are largely independent of other assets and liabilities.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

Short-Term Incentives, page 28

6.   We note your response to prior comment 9 from our letter dated May 5, 2009, and our subsequent telephone conversation with the Company on May 14, 2008, where you indicated that the actual performance targets would be disclosed in future filings. Please amend your Annual Report on Form 10-K for year ended December 31, 2008 to disclose the corporate, business unit and individual AI Plan goals for each named executive officer. Disclose the extent to which the goals were achieved. See Item 402(b)(2)(v) of Regulation S-K.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director